UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-42418

Ming Shing Group Holdings Limited

(Registrant’s Name)

8/F, Cheong Tai Factory Building
16 Tai Yau Street
San Po Kong, Kowloon
Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Ming Shing,” “we,” “us” and “our” refer to Ming Shing Group Holdings Limited and its subsidiaries.

Appointment of Director

On December 17, 2024, the board of directors of the Company (the “Board”) increased the size of the Board by one director, pursuant to provisions in the second amended and restated articles of association of the Company, and approved the appointment of Mr. Wenjin Li, age 45, as a director of the Company, effective December 17, 2024. Mr. Li accepted the position. Pursuant to the director agreement between Mr. Li and the Company, Mr. Li shall hold such office until the director’s earlier death, disqualification, resignation or removal from office in accordance with the director agreement, the second amended and restated memorandum and the second amended and restated articles of association of the Company, or any applicable laws, rules, or regulations.

The Board assessed the independence of Mr. Li under the Company’s corporate governance guidelines and the independence standards under the rules of the Nasdaq Stock Market LLC (the “Nasdaq”) and has determined that Mr. Li is not independent.

Mr. Li does not have any “family relationship” as defined in Item 401 of Regulation S-K. There is no arrangement or understanding, pursuant to which Mr. Li was appointed as a director of the Company. Mr. Li is not related to any existing officer or director of the Company. There are also no transactions or relationships between or among Mr. Li and the Company that would be required to be reported under Item 404(a) of Regulation S-K.

The biographical information of Mr. Li is set forth below.

Mr. Wenjin Li, age 45, has over 20 years of experience in business administration and sales and marketing. Mr. Li currently serves as general manager of Xiamen Zhenghe Xinneng Digital Technology Co., Ltd, a position he has held since 2016. From 2007 to 2016, he was general manager of FeiQuBuKe (Xiamen) Information Technology Co., Ltd. From 2004 to 2007, he was vice president of Jinan Dali Food Co., Ltd. From 2001 to 2004, he was sales manager of Tsingtao Brewery Group (Guangdong Company and Fujian Company). Mr. Li obtained a bachelor of business management from Xiamen University in 2001.

In connection with Mr. Li’s appointment as a director, the Company and Mr. Li entered into a director agreement and indemnification agreement. Mr. Li will receive annual compensation of $15,000 for his membership on the Board. The agreement imposes certain duties and customary confidentiality obligations on Mr. Li customary for the agreements of this nature. Mr. Li is also expected to abide by and follow the Company’s code of business conduct and ethics. The foregoing description is merely a summary of the agreement and therefore does not purport to be complete and the director and indemnification agreement is qualified in its entirety by reference to the complete text of the agreement, which is filed hereto as Exhibit 10.1.

Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Form of Director Agreement and Indemnification Agreement between Ming Shing Group Holdings Limited and its director, Wenjin Li
99.1	Press Release dated December 17, 2024 - Ming Shing Group Holdings Limited Announces Addition to Board of Directors

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ming Shing Group Holdings Limited

Date: December 17, 2024	By:	/s/ Chi Ming Lam
	Name:	Chi Ming Lam
	Title:	Chairman of the Board and Chief Executive Officer

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